Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Reports Preliminary Second Quarter Results and Announces Shareholder Webcast

Vancouver, BC – December 20, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that gold poured during its second quarter of fiscal 2012 increased to a total of 18,100 ounces. Gold sold during the quarter totaled 15,959 ounces generating revenues of US$25.4 million with cash cost per ounce of gold sold continuing to be in the range of US$550 – US$600.

At the end of its second quarter of fiscal 2012, the Company’s cash position was US$12.2 million, representing an improvement of US$3.8 million compared to the same period of fiscal 2011. This improvement was mainly due to an increase of 18% in gold poured combined with higher gold prices and a reduction of approximately 25% in cash cost per ounce sold.

As part of the Company’s focus to continue to increase production at its Molejon gold mine, the Company commenced production at its on/off leach pad project at the end of its second quarter of fiscal 2012, thereby adding 180 gold ounces from the first on/off pad to production. For the third quarter of fiscal 2012, the Company anticipates that both of its on/off pads will, together, add 3,000 gold ounces to production levels. The Company continues to estimate that the combined ore on the two on/off leach pads will contain approximately 17,000 gold ounces by the end of the third quarter of fiscal 2012 with a planned recovery rate of 70%.

In addition, during the second quarter of fiscal 2012, the Company acquired Iberian Resources Corp. and, as such, its concessions and exploration licenses in the Spanish/Portuguese (Iberian) Pyrite Belt. The acquisition has added resources and has diversified the Company’s project and geographical profile.

Petaquilla will host a shareholder webcast to discuss various topics including recent plant and on/off leach pad production at its Molejon gold mine, production guidance for the third quarter of its 2012 fiscal year, resource modeling and estimated mine life of Molejon, exploration, progress in Iberia with timeline for production and milestones to be achieved, and the status of the spinout of the Company’s infrastructure division progress and share buyback program.

The webcast will take place on Friday, December 23, 2011, at 10:00 a.m. Pacific/1:00 p.m. Eastern and is expected to last approximately 30 minutes. The webcast will include a presentation by Richard Fifer, the Company’s Executive Chairman, and shareholder questions will be addressed. To ensure that shareholder questions may be fully answered, please submit all questions by 5:00 p.m. Pacific/8:00 p.m. Eastern on Wednesday, December 21, 2011, so they may be grouped into general categories and addressed as time permits. To submit a question, please email info@petaquilla.com or fax to (604) 694-0063.

Shareholders and investors are invited to listen to the Company’s presentation by phone or audio webcast.

By Phone:	Dial toll-free 1-800-319-4610 in Canada and the USA. Outside of Canada and the USA, dial +1-604-638-5340. Callers should dial in 5-10 minutes prior to the scheduled start time.

A telephone replay will be available through January 23rd by dialing toll-free 1-800-319-6413 in Canada and the USA followed by access code 2115#. Outside of Canada and the USA, dial +1-604-638-9010 and use access code 2115#.
By Webcast:	Visit https://services.choruscall.com/links/petaquilla111223.html. Please log on at least 10 minutes in advance to register and download any necessary audio software. A replay of the audio webcast will be available through January 23rd.
Questions:	Questions for senior management to address during the call should be submitted via email to info@petaquilla.com or faxed to (604) 694-0063 by 5:00 p.m. Pacific/8:00 p.m. Eastern on Wednesday, December 21, 2011.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future financial results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.